February 6, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Bradley Ecker, Geoffrey Kruczek, SiSi Cheng, Melissa Gilmore

Re: Zapp Electric Vehicles Group Ltd

Amendment No. 1 to Registration Statement on Form F-4

Filed on January 20, 2023

File No. 333-268857

Dear Ladies and Gentleman:

On behalf of Zapp Electric Vehicles Group Ltd (the “Company”), reference is made to the letter dated February 2, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-4, as amended (the “Registration Statement”). Separately today, the Company has submitted to the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”) through EDGAR in response to the Staff’s Comment Letter. Amendment No. 2 has been marked to indicate changes from the Registration Statement. For your convenience, we have set forth below the Staff’s comments as set forth in the Comment Letter, followed by the Company’s response thereto (including page references to Amendment No. 2, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Amendment No. 1 to Form F-4 filed January 20, 2023

CIIG II’s Board of Directors’ Reasons for the Approval of the Business Combination, page 26

1.    We note your response to our prior comment 19. Please revise to clarify how the consultations with SAP you mention support the board’s conclusions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 126 in response to the Staff’s comment.

Risk Factors

“CIIG II’s stockholders will have a reduced ownership…..”, page 93

2.    We note your revisions in response to prior comment 3 and reissue the comment. Your statement on page 93 indicating that CIIG II’s stockholders including the Sponsor will own approximately 40% of the Pubco Ordinary Shares issued and outstanding immediately after the consummation of the Business Combination does not appear consistent with the ownership data presented on pages 9, 32, and 101. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 93 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 98

3.    We note your revisions on page 102 and that the share amounts include shares to be issued up to $20,000,000. However, it still unclear whether the share amounts disclosed include any shares that may be issued to Zapp’s existing shareholders in the event any convertible financing received by Zapp exceeds $20,000,000. Please explain or revise footnote (3).

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 2.

Comparative per Share Data, page 111

4.    We note your revisions on page 111 in response to prior comment 15. However, it appears to us that book value per share for CIIG II should be calculated by dividing total shareholder’s deficit at September 31, 2022 by CIIG II ordinary shares outstanding in permanent equity at September 31, 2022. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 111 of Amendment No. 2 to present the book value per share for CIIG II using the formula total shareholders’ deficit at September 30, 2022 dividing by CIIG II Class B common shares outstanding at September 30, 2022.

The Background of the Business Combination, page 118

5.    We note your revisions in response to prior comments 16 and 18. Please revise to clarify the analysis used to determine the initial $500 million valuation initially proposed, as disclosed on page 120. Also revise to clarify how the factors and valuations discussed on pages 126-27 resulted in your conclusions regarding the valuation of Zapp.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 127-129 in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 146

6.    We note your response to our prior comment 20 but are unable to agree that a tax opinion is not required by Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19, as we view the tax consequences to be material to the transaction and your disclosure contains representations as to the tax free nature of the transaction. To the extent you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure on page 146 to state that the discussion reflects the opinion of counsel.

Response: CIIG II respectfully acknowledges the Staff’s comment and has revised page 148 to indicate that the discussion under Material U.S. Federal Income Tax Considerations reflects the opinion of counsel.

General

7.    We note your response to our prior comment 29. Please quantify the aggregate dollar amount the sponsor, its affiliates, and the anchor investors have at risk that depends on completion of a business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 14, 30, 92, 113, 114 and 132 in response to the Staff’s comment.

8.    We note your response to our prior comment 35 that the registrant is not a party to the agreement. Please address the part of Item 601(b)(10)(i)(B) that requires filing of agreements where the registrant has a beneficial interest. Please also revise wherever applicable to explain the reasons for these agreements.

Response: The Company respectfully acknowledges the Staff’s comment and has filed the Anchor Investor Agreements as Exhibits 10.10, 10.11 and 10.12 to the Registration Statement. In addition, the Company has revised the disclosure on the notice to stockholders and page 198 in response to the Staff’s comment.

9.    We note your response to our prior comment 48. If there was no dialogue between you and the IPO underwriters regarding the reasons why the IPO underwriters waived their fees and you did not seek out the reasons why, despite having already completed their services, please indicate so in your registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 86 and 125 in response to the Staff’s comment.

10.    We note your response to our prior comment 49. Please describe in these sections the Trend Information you reference throughout your prospectus so that investors do not have to piece together significant aspects of your business, operations and share capital from multiple locations in your document.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 195 of Amendment No. 2.

11.    We note the use of “as of the date hereof” in your response to prior comment 36. Please continue to update your response to this comment and disclosure to reflect any developments related to the concerns of this comment.

Response: The Company respectfully acknowledges the Staff’s comment and will continue to update its response to this comment and disclosure to reflect any developments related to the concerns of this comment.

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Please do not hesitate to contact the undersigned at +65 6437 5464, with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Sharon Lau Sharon Lau of LATHAM & WATKINS LLP

cc:	Swin Chatsuwan, Kiattipong Arttachariya, Zapp Electric Vehicles Limited

F. Peter Cuneo, Gavin Cuneo, Michael Minnick, CIIG Capital Partners II, Inc.

Alice Hsu, Orrick, Herrington & Sutcliffe LLP

Ackneil Muldrow, III, Weil, Gotshal & Manges LLP